April 23, 2019

VIA EDGAR (and overnight delivery)

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Mr. Doug Jones

Mr. Andrew Mew

Re:        ARCBEST Corporation

Form 10-K for the Year Ended December 31, 2018

Filed February 28, 2019

File No. 000-19969

Dear Mr. Jones and Mr. Mew:

ArcBest Corporation (the “Company,” “we,” and “our”) is submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 10, 2019, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”). For the Staff’s convenience, set forth below are the headings and text of the Staff’s comments in bold, followed immediately in each instance by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Asset-Light Operations

Net Revenues and Net Revenue Margin, page 52

1.   We note your presentation of ArcBest segment net revenue, a non-GAAP measure, and the corresponding net revenue margin, both of which exclude purchased transportation expense.  We note from your disclosures on pages 62 and 83 that revenue, purchased transportation expense, and third-party service expenses are reported on a gross basis for certain shipments and services where you utilize a third-party carrier for pickup, linehaul, delivery of freight, or performance of services but you remain primarily responsible for fulfilling delivery to the customer and maintain discretion in setting the price for the services.  Therefore, it appears your presentation of those non-GAAP measures substitutes individually tailored recognition and measurement methods for those of GAAP.  Please explain to us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:    We respectfully acknowledge the Staff’s comment. The ArcBest segment provides transportation and logistics services through the use of third-party providers. The difference between the amount charged to our customer, which we record as revenue, and the amount we pay to the third-party provider, which we record as purchased transportation expense, is referred to as net revenue. As noted in your comment, we report revenue, purchased transportation expense, and third-party service expenses on a gross basis for certain shipments and services where we utilize a third-party carrier for pickup, linehaul, delivery of freight, or performance of services but we remain primarily responsible for fulfilling delivery to the customer and maintain discretion in setting the price for the services, in accordance with GAAP. As disclosed on page 52 of our 2018 Form 10-K, net revenue is calculated by subtracting one GAAP measure reported within our segment note (purchased transportation expense) from another GAAP measure reported within our segment note (revenue). As further disclosed on page 52 of our 2018 Form 10-K, net revenue margin is calculated as net revenue divided by revenue. Net revenue is a key performance indicator used by management to measure our performance in pricing our services for which the transportation is sourced from third-party providers.

Net revenue (also labeled by certain industry participants as gross margin) is a common measure used within the logistics industry to analyze the margins realized on revenue transactions during the reporting period. Of our publicly traded competitors, eight logistics companies report net revenue and net revenue margin (or similar measures) within their public filings. Management believes that net revenue and net revenue margin measures, which are used in our internal analysis, provide investors, analysts and others the same information that we use in assessing our performance and also provide meaningful comparisons between current and prior period results, as well as industry results.

In evaluating net revenue and net revenue margin, we considered the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and specifically evaluated Rule 100(b) of Regulation G that states that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, is misleading. We respectfully advise the Staff that we do not believe our presentation of net revenue or net revenue margin constitutes individually tailored revenue recognition or measurement methods as exemplified in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, because the revenue and purchased transportation amounts are determined using GAAP recognition and measurement methods and net revenue and net revenue margins are appropriately presented as non-GAAP measures.

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”)

Asset-Light Adjusted EBITDA, page 53

2.   We note your presentation of Asset-Light’s Operating Income and the corresponding reconciliation to Adjusted EBITDA.  We also note you derived the non-GAAP measures from aggregating ArcBest and FleetNet segment’s corresponding measures.  In that regard, we are unclear regarding the appropriateness of the aggregation in your presentation given they are different reportable segments within Note M to the financial statements.  Please explain.

Response:  We respectfully advise the Staff that we have determined that the Company has three reportable segments under GAAP: Asset-Based, ArcBest and FleetNet. As disclosed within the “Asset-Light Operations” section of “Results of Operations” in Item 7 –  Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 49 of our 2018 Form 10-K, and as further described within “Asset-Light Operations” in Item 1 –  Business on page 7 of our 2018 Form 10-K, the combination of the ArcBest and FleetNet segments represents our Asset-Light operations, which provide logistics and maintenance services without significant investment in revenue equipment or real estate. This is in contrast to our Asset-Based segment which is capital intensive. Management believes it is important to distinguish the businesses of the Company based on these characteristics as described on page 5 of our 2018 Form 10-K where we state that we work to build long-term value for our customers, employees and shareholders by:

“Balancing our revenue and profit mix. We seek to differentiate ourselves from our competition with our ability to offer logistics solutions with a wide variety of fulfillment options, which can include our own assets. As our Asset-Light operations continue to grow alongside our Asset-Based services, we are balancing the mix of our revenue and profit between our Asset-Based segment and our Asset-Light operations. This balance drives long-term financial sustainability by making our business less capital-intensive relative to its size, and by reducing volatility in our business performance through varying cycles, events, and/or environments.”

Management analyzes information for the ArcBest and FleetNet segments separately and on a combined basis. While the ArcBest and FleetNet segments do not meet the criteria for aggregation in our consolidated financial statements prepared in accordance with GAAP, the combined results of the two segments are analyzed by management and investors for the reasons stated above. As such, we present Adjusted EBITDA separately for the reportable segments and also on a combined basis for Asset-Light Operations. This presentation is consistent with our organization of “Results of Operations” in MD&A into two major sections: Asset-Based Operations and Asset-Light Operations. Within the “Asset-Light Operations” section of “Results of Operations” on page 49 of our 2018 Form 10-K, we provide a high-level overview of the combined Asset-Light Operations and provide a more detailed discussion of the separate ArcBest and FleetNet segments. Management views the aggregation of the ArcBest and FleetNet segments as additional information that aids the investor in viewing the business through the eyes of management.

Liquidity and Capital Resources

Cash Flow and Short-Term Investments, page 55

3.   Please quantify all variance factors cited pursuant to section 501.04 of staff’s Codification of Financial Reporting so that investors may readily understand the magnitude of the factor(s).  In connection with this, you cite working capital as contributing to the change in cash provided by operating activities between 2018 and 2017, but you did not quantify the components of working capital in your analysis.

After considering non-cash items when adjusting net income within the cash flow statements, you disclose about $29.7 million in payments for pension and union contract bonuses along with tax payments net of refunds of $3.1 million and $4.2 million, in 2018 and 2017, respectively, as factors behind the change.  However, your analysis did not fully explain the drivers behind the total $103.4 million increase.

Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance on clearly explaining how actual cash was changed by working capital components and other factors.

Response:  We respectfully acknowledge the Staff’s comments related to our analysis of cash provided by operating activities and we confirm that, in future filings, we will enhance our disclosures within the “Cash Flow and Short-Term Investments” section of Liquidity and Capital Resources in MD&A to quantify the components of the material changes in financial statement line items from year-to-year which impacted our cash provided by operating activities and more completely describe the underlying drivers of changes in our operating cash flow in accordance with Section 501.04 of the Codification of Financial Reporting Policies and Section IV.B.1 of SEC Release No. 33-8350.

As supplementary information, an example of disclosure we would include in future filings, as it relates to the cash flows provided by operating activities for 2018 compared to 2017, would read as follows:

2018 Compared to 2017

Cash, cash equivalents, and short-term investments increased $119.8 million from December 31, 2017 to December 31, 2018. During 2018, cash provided by operating activities of $255.3 million was used to repay $71.3 million of long-term debt (including repayment of $5.0 million of borrowings under the accounts receivable securitization); fund $39.7 million of capital expenditures, net of proceeds from asset sales (with an additional $94.0 million of revenue equipment, software, and other equipment purchases financed with notes payable); fund $10.1 million of internally developed software; purchase $9.4 million of treasury stock; pay $8.5 million of 2018 ABF NMFA ratification bonus payments; and pay dividends of $8.2 million on common stock.

Cash provided by operating activities during 2018 was $103.4 million above 2017, primarily due to improved operating results and changes in working capital. Net income increased $7.5 million in 2018 from 2017. Adjustments to net income for noncash operating expenses and changes in income taxes contributed $61.3 million to the increase in cash provided by operating activities in 2018, compared to 2017, primarily related to changes in income taxes and the impact of a multiemployer pension fund withdrawal charge to net income in 2018. Changes in deferred and current income taxes of $25.8 million resulted from recognizing the tax effects of the Tax Cuts and Jobs Act, and taxes paid, net of tax refunds received, decreased $0.9 million in 2018 versus 2017. A $37.9 million multiemployer pension fund withdrawal expense was recognized in 2018, for which a portion of the expense amounting to $15.7 million was paid in cash as of December 31, 2018. Of the remaining amount of adjustments to net income for noncash operating expenses, $8.8 million was related to higher noncash pension settlement expense as we advanced toward termination of our nonunion defined benefit pension plan. Changes in working capital of $34.6 million increased cash provided by operating activities during 2018, primarily due to increases in accounts payable and accrued expenses, which more than offset the use of working capital resulting from revenue-driven growth in accounts receivable. Accrued expenses increased primarily due to higher accruals for certain incentive and employee benefit plans as a result of improved operating performance and an increase in holiday and vacation accruals for union employees in 2018 compared to 2017 related, in part, to the restoration of a week of vacation under the 2018 ABF NMFA.

During 2018, we made cash payments which impacted cash provided by operating activities of $15.7 million toward the multiemployer pension withdrawal liability recognized in 2018, as mentioned above, and a $5.5 million cash contribution to the nonunion defined benefit pension plan.

If you have any additional questions or comments, please feel free to contact me or the Company’s General Counsel, Michael Johns, at 479-785-6000.

Sincerely,

/s/ David R. Cobb
David R. Cobb
Vice President - Chief Financial Officer